0-30072

02035055

P.E 4.30.02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED MAY 03 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2002

PROCESSED MAY 15 2002 THOMSON FINANCIAL

Derek Resources Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

CRGH

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 2, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: DEREK RESOURCES LTD.

We confirm that the following material was sent by pre-paid mail on April 2, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Form 51-901F Quarterly Report for the Quarter Ended January 31, 2002/Schedules A-C

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK RESOURCES CORPORATION

By: ______________________

Frank Hallam
Chief Financial Officer & Director

Date: May 1, 2002